Mr. Craig D. Wilson,
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549


Re:     LocatePLUS Holdings Corporation

     Form 10K-SB/A for the Fiscal Year Ended December 31, 2007
     File No. 000-49957

Dear Mr. Wilson:

     In response to your letter of October 23, 2008 relative to the above-referenced filings, please be advised as follows:


COMMENT 1.

We note that you have defined "internal controls" as "procedures which are designed with the objective of providing reasonable assurance that (1) our transactions are properly authorized, recorded, and reported; and " Note that this is not the definition of internal controls over financial reporting as defined in Exchange Act Rule 13a-15(f). To the extent you wish to include a definition of internal controls over financial reporting, please revise to include the full definition as set forth in Rule 13a-15(f)

RESPONSE 1.

The first two paragraphs of Item8A have been re-stated so as to correctly define internal controls over financial reporting. The two paragraphs are as follows:
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Disclosure controls and procedures are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Internal control over financial reporting is defined as a process designed by, or under the supervision of, the issuer's principal executive and principal financial officers, or persons performing similar functions, and effected by the issuer's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that

    1. Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer;

    2. Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the issuer; and

    3. Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer's assets that could have a material effect on the financial statements

COMMENT 2.

We note that your evaluation of the effectiveness of your internal control over financial reporting was "based on the framework and standards established by the Public Company Accounting Oversight Board." Please note that the PCAOB establishes auditing and related attestation, quality control, ethics, and independence standards and rules to be used by registered public accounting firms in the preparation of issuance of audit reports. Such standards do not constitute a framework meeting the requirements in Section II.B.3.a of SEC Release No. 33-8238 Final Rule: Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports. Revise to identify the framework used by management in its assessment. If the framework used by management does not meet the requirements of the Release you should re-perform your assessment using a conforming framework.

RESPONSE 2.

The paragraph mentioned above has been revised to state the following:

Our management, including the Chief Financial Officer and Chief Executive Officer evaluated the effectiveness of our internal control over financial reporting as of December 31, 2007, based internal controls and checklists established internally by Management. Upon review of Managements established controls and checklists, it is noted that the established internal controls and checklists by Management do overlap in some areas the framework of internal control established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

COMMENT 3.

Please revise to clarify the nature of the evaluation you are describing in the third paragraph, beginning with "Based on our evaluation " In this regard, it is unclear whether you are referring to your assessment of internal controls over financial reporting or to your assessment of disclosure controls and procedures.

RESPONSE 3.

The paragraph mentioned above in question 3 now reads:

Based on our evaluation for the period ended December 31, 2007, James C. Fields, our Chief Executive Officer and Chief Financial Officer, has concluded that at the end of this reporting period we have identified matters that would constitute material weakness (as such term is defined under the Public Company Accounting Oversight Board Auditing Standard No. 2) in our internal controls over financial reporting. It is concluded that internal controls over financial reporting are not effective at this time.

COMMENT 4.

Item 308T(a)(3) of Regulation S-B requires that you disclose your assessment of the effectiveness of your internal controls over financial reporting as of December 31, 2007, including a statement as to whether or not internal control over financial reporting is effective. While we note that you have identified matters that would constitute material weaknesses in your internal controls over financial reporting. You have not provided a conclusion regarding the effectiveness of your internal controls over financial reporting. In this regard, you must disclose whether you concluded that your internal controls over financial reporting were effective or ineffective as of December 31, 2007. Please note that Item 308(T)(a)(3) prohibits conclusion of effective if there are one or more material weaknesses in your internal control over financial reporting. Revise your disclosure accordingly.

RESPONSE 4.

Please see answer to question 3 as it should sufficiently respond to this question.

COMMENT 5.

We note your conclusion that "disclosure controls and procedures are not effective for the twelve months ended December 31, 2007". Please confirm, and revise your disclosures to state, if true, that based on the evaluation performed, disclosure controls and procedures were not effective as of the end of the period covered by the report. See Item 307 of Regulation S-B.

RESPONSE 5.

The above reference paragraph has been revised to read:

The material weakness relates to the financial closing process, a lack of segregation of financial responsibilities and the need for additional qualified financial accounting personnel. Based on the evaluation performed, disclosure controls and procedures were not effective for the twelve months ended December 31, 2007.

COMMENT 6.

We note your statement that there were no changes in your internal controls over financial reporting that occurred during the quarter ending December 31, 2007, that have materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting. We note what appears to be contradictory disclosure two paragraphs above where you discuss changes that have been made during the twelve months ended December 31, 2007. Please explain this apparent contradiction or revise your disclosures for consistency.

RESPONSE 6.

The paragraph in question which is entitled Changes In Internal Control Over Financial Reporting has been revised to state the following and in addition, the paragraph mentioned two above has been removed and appropriately inserted following the original paragraph of this section.

There were no changes in our internal controls over financial reporting that occurred during the quarter ending December 31, 2007, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Following the twelve months ended December 31, 2007, we have taken specific actions to remediate the reportable conditions and material weakness, including the devotion of additional resources to the quarterly closing process, and realignment of certain financial responsibilities to achieve stronger segregation of financial duties. We intend to continue to further strengthen our controls and procedures regarding the closing process over the next twelve months.

COMMENT 7.

We note that the Certifications provided in your 10-KSB/A still do not conform to Item 601(b)(31) of Regulation S-B. For example, we note that you are dual-dating your certification rather than dating it as of the filing date. We also note that you have replaced the word "registrant" or "small business issuer" with LocatePLUS Holdings Corporation." In amending your filing, and in future filings, ensure that your certifications conform exactly to the language set forth in Item 601(b)(31) of Regulation S-B

RESPONSE 7.

The above mentioned certifications have been amended as requested.






In  connection  with  this  response letter, the Company acknowledges that:

- - The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
- - Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- - The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



Thank you for your commentary on the filings. If you have further questions or comments, please let us know.

Very  truly  yours,

/s/ James C. Fields

James  C.  Fields
President and Chief Executive Officer